

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via E-mail
Gary G. Friedman
Chairman and Co-Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

Re: **Restoration Hardware Holdings, Inc.**
Amendment No. 4 to Registration Statement on Form S-1
Filed June 26, 2012
File No. 333-176767

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In response to comment 1 of our letter dated June 18, 2012, we note that you have revised your disclosure in your amended registration statement to remove all references to your status as an emerging growth company as defined in the JOBS Act. After further consideration of the issue and without regard to your indication in your response letter that you do not believe you are a successor to Restoration Hardware, Inc., please be advised that the staff will not object if you take advantage of the provisions of the JOBS Act that are applicable to emerging growth companies, such as compliance with the scaled disclosure provisions.

Prospectus Summary, page 1

Principal Equity Holders, page 6

2. Please also disclose in this section the fact that you plan to enter into a stockholders agreement with Home Holdings in connection with the offering that will provide for a waiver of the corporate opportunity doctrine, the nomination by Home Holdings of two directors, and the fact that no action may be taken or vote approved by the board of directors or any committee (other than the audit committee) without the affirmative vote of both directors nominated by Home Holdings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
      Morrison & Forester LLP

      Stewart McDowell
      Gibson, Dunn & Crutcher LLP